FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: May 24, 2011
Commission File Number: 001-33414
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Sheila Colman
Date: May 24, 2011	Sheila Colman
Canadian Counsel and Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

1.	Press release dated March 15, 2011

2.	Press release dated March 21, 2011

3.	Technical Report on the Hairhan Uranium Exploration Property in Mongolia dated March 23, 2011

4.	Consent of Hrayr Agnerian dated March 23, 2011

5.	Consent of William Roscoe dated March 23, 2011

6.	2010 Annual Report

7.	Press release dated March 29, 2011

8.	Press release dated April 27, 2011

9.	Press release May 4, 2011

10.	Press release dated May 11, 2011

11.	Management’s Discussion and Analysis for the three months ended March 31, 2011

12.	Financial Statements for the three months ended March 31, 2011

13.	Form 52-109FS, “Certification of Interim Filings” for each of Messrs. James R. Anderson and Ron Hochstein

14.	Report of voting results dated May 16, 2011

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